Investing in Technology

as of March 31, 2009

Dodge & Cox International Stock Fund

In general, investors have limited visibility of future earnings:

- Growth generally driven by innovation and disruption.
- Intense competition, short product cycles, and product obsolescence.
- Significant investments in R&D with uncertain outcomes.

As a result, we look for:

- Low valuation – not paying for current or future prosperity.
- Industry leadership (brand, distribution, and market share) and focus.
- Sustained R&D effort and strong intellectual property portfolio.
- Financial resilience.

	International Stock Fund			ISF	MSCI EAFE
	Europe	Japan	Rest of the World	Total	Total
> 3x sales	0.0%	0.0%	0.0%	0.0%	0.3%
1.5-3x sales	0.0%	0.0%	0.0%	0.0%	1.5%
0.5-1.5x sales	3.4% P/S Nokia 0.66 Ericsson 1.03	3.2% P/S Kyocera 0.94 Murata Manufacturing 1.32	0.0%	6.6%	3.2%
< 0.5x sales	1.4% P/S Infineon 0.19 Alcatel-Lucent 0.19	7.7% P/S Hitachi 0.08 Fujitsu 0.14 Sony 0.23 Panasonic Corp. 0.25 Brother Industries 0.36 Fujifilm 0.39	1.0% P/S Chartered Semiconductor 0.20 Motorola 0.32 LG Electronics 0.48	10.1%	1.1%
Total	4.8%	10.9%	1.0%	16.7%	6.1%

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Japan Holdings

as of March 31, 2009

Bottom-up selection of individual companies based on long-term fundamentals and valuation

		Globally Focused	% of ISF	Domestically Focused	% of ISF
Industry Leaders · Market leaders · Technological innovation · Strong competitive position		Kyocera	2.5%	Bank of Yokohama	1.0%
		Fujifilm Holdings	2.3%	Mediceo Paltac	0.8%
		Honda	1.5%	Mitsubishi UFJ	0.6%
		Yamaha Motor	1.0%	TOTO	0.6%
		Mitsubishi Electric	**0.9%**	Tokio Marine Holdings	0.4%
		Murata Manufacturing	**0.7%**	Nippon Yusen	-
		NGK Spark Plug	0.7%	Chugai Pharmaceutical	-
		Brother Industries	0.8%		
	13.8%	Hirose Electric	-		
Restructuring / Turnaround		Sony	2.1%	Aderans	0.1%
		Panasonic	1.6%	Shinsei Bank	-
		Fujitsu	0.8%	Central Japan Railway	-
		Hitachi	0.3%		
		Seiko Epson	-		
	4.9%	Yamaha	-		
ISF	18.7%		15.2%		3.5%
MSCI EAFE	24.3%		8.1%		16.2%

Bold: holdings bought since 2008. Lighter Shade: sold since 2008.

Global sectors/industries are Information Technology, Consumer Electronics, Auto Components, Automobiles, Machinery, and Electrical Equipment.

Domestically focused sectors/industries are Media, Telecommunications, Health Care, Financials, Consumer Discretionary (excluding Auto Components and Automobiles), Consumer Staples, Energy, Industrials (excluding Machinery and Electrical Equipment), Materials, and Utilities.

Industry Leaders Exposed to Global Growth

- Leading market positions with growth potential from emerging markets
- Strong balance sheets provide staying power and flexibility to return capital to shareholders.
- Low valuations typically associated with low margins vis-à-vis global peers

Individual Holdings with Restructuring Potential

- Large opportunities to improve profitability and capital allocation
- Low valuations reflect concerns about pace of change and management urgency

Historical Returns for International Markets

as of March 31, 2009

Composition of Historical Investment Returns for MSCI EAFE (1970-Today)


12.0%
9.0%
6.0%
3.0%
0.0%
-3.0%
-0.8%
5.4%
2.8%
1.5%
8.5%
[(P/E Change
x
EPS Change 1)
+
Avg Yield
]
x
Currency
Total Annualized Return

Source: MSCI

Rolling 10-Year Total Returns for MSCI EAFE


Rolling 10-Year Return Percentage
25
20
15
10
5
0
-5
Mar-80
Mar-82
Mar-84
Mar-86
Mar-88
Mar-90
Mar-92
Mar-94
Mar-96
Mar-98
Mar-00
Mar-02
Mar-04
Mar-06
Mar-08
U.S. Dollar
Local Currency

Source: MSCI

Local Total Return = (P/E Change x EPS Change) + Yield

Total Annualized Return (USD Return) = (Local Total Return) x (Currency Impact)

This illustration does not reflect the current or future performance of any Dodge & Cox Fund and is for illustrative purposes only. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Current Valuations for MSCI EAFE

as of March 31, 2009

Current P/E



P/E Ratio
50x
40x
30x
20x
10x
0x
19x
11x
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006

Normalized 5-Year P/E



Normalized 5-Year P/E Ratio
50x
40x
30x
20x
10x
0x
26x
9x
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007

Current Dividend Yield



Dividend Yield
6%
5%
4%
3%
2%
1%
0%
4.9%
2.9%
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006

Sources: MSCI, Leuthold ■ = Historical Average ■ = Current

Observation

- Valuations—whether they are measured by Current P/E, Normalized 5-Year P/E or Dividend Yield—are attractive in relation to historical averages.

Normalized 5-Year P/E is calculated based on a five-year normalized earnings figure.

This illustration does not reflect the current or future performance of any Dodge & Cox fund and is for illustrative purposes only. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Outlook for International Markets

as of March 31, 2009

Looking Forward

Starting point is an important factor in future returns. Given the low valuation starting point today, the outlook for returns appears favorable.

Selected 5-Year (3/31/09 to 3/31/2014e) Earnings Growth Scenarios

A) Assume the MSCI EAFE Index repeats its worst 5-year period (April 1998 to 2003) of earnings decline since 1970: **-7.7% *Earnings Growth.***

B) Assume no growth in earnings from 2008 levels: **0% *Earnings Growth.***

C) Assume earnings grow at the long-term average rate experienced from 1970 to March 31, 2009: **+5.4% *Earnings Growth.***

Selected 5-Year (3/31/09 to 3/31/2014e) Annualized Total Return Scenarios

If the 2013 P/E of the MSCI EAFE Equals:

5-Year Earnings Growth Scenarios			8x	12x	16x
	A)	-7.7%	-8.3%	-0.9%	4.6%
	B)	0.0%	-1.0%	7.0%	13.0%
	C)	5.4%	4.1%	12.5%	18.9%

Source: MSCI, Leuthold

3/31/09 EAFE: Price = $1056.23; Trailing 12 Month EPS = $97.43; Trailing 12 Month P/E = 10.8x; Dividend Yield = 4.9 %

This illustration does not reflect the current or future performance of any Dodge & Cox fund and is for illustrative purposes only. Dodge & Cox does not seek to replicate the return of any index. The security, industry weights, and performance of the International Stock Fund may differ materially from those of the MSCI EAFE.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Equities: Nowhere to Hide

as of December 31, 2008

Performance of Key Indices in 2008

U.S. Indices	Decline
Dow Jones Industrial	-31.9%
S&P 500	-37.0%
Russell 1000	-37.6%
Russell 1000 Growth	-38.4%
Russell 1000 Value	-36.9%
NASDAQ Composite	-40.0%
S&P MidCap 400	-36.2%
Russell 2000	-33.8%
S&P SmallCap 600	-31.1%

Global & Foreign Indices (USD)	Decline
MSCI EAFE	-43.1%
MSCI ACWI excluding U.S.	-45.3%
MSCI World Index	-40.7%
MSCI ACWI	-42.2%
MSCI Emerging Markets	-53.3%
MSCI Europe	-46.4%
MSCI United Kingdom	-48.3%
MSCI Japan	-29.2%
MSCI China	-50.9%
MSCI India	-64.6%

MSCI EAFE Index Sectors	Decline
Health Care	-19.0%
Utilities	-28.2%
Consumer Staples	-31.3%
Telecommunication Services	-32.5%
Energy	-38.2%
Industrials	-44.5%
Information Technology	-44.9%
Consumer Discretionary	-45.5%
Materials	-53.0%
Financials	-55.2%

Fixed Income Sectors (Barclays Capital Indices)	Return
U.S. Treasuries	+13.7%
GSE-guaranteed Mortgage-Backed Securities	+8.3%
Barclays Capital U.S. Aggregate	+5.2%
Corporate (Investment Grade)	-4.9%
High Yield	-26.2%

Source: FactSet, Bloomberg LP and Barclays Capital. Lehman Brothers was rebranded Barclays Capital Indices effective 11/3/08. Returns include reinvestment of dividends and interest.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

MSCI EAFE Index Returns: 1970–2008

as of December 31, 2008



Year with decline greater than 20%
2008
2001
1990
1974
2002
2000
1992
1973
1970
1982
1981
1997
1996
1994
1984
1979
1976
2007
2005
1995
1991
1989
1977
2006
2004
1999
1998
1988
1987
1983
1980
1971
2003
1993
1978
1975
1972
1985
1986
-60%
-50%
-40%
-30%
-20%
-10%
0%
+10%
+20%
+30%
+40%
+50%
+60%

What Has Followed the Weakest Years?



1974
-23%
18%
18%
Index Decline
Next 3 Years Annualized Return
Next 5 Years Annualized Return
1990
-23%
9%
9%
Index Decline
Next 3 Years Annualized Return
Next 5 Years Annualized Return
2001
-21%
12%
15%
Index Decline
Next 3 Years Annualized Return
Next 5 Years Annualized Return
2008
-43%
???
???
Index Decline
Next 3 Years Annualized Return
Next 5 Years Annualized Return

Source: MSCI. Returns include reinvestment of dividends. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox International Stock Fund

Summary of Transactions

	New Purchases	Description	Sales	Description
Materials	Makhteshim-Agan Industries	Largest generic maker of agricultural chemicals		
Industrials	Experian PLC	Leading global operator of credit bureaus		
Consumer Discretionary	LG Electronics Inc. Belle International Holdings	Poised to become #3 player in the global handset industry Largest footwear brand owner/distributor/retailer in China	Thomson	Maker of DVD replication equipment, set-top boxes, and broadcast equipment.
Health Care			Cipla Ltd.	One of India's Leading Pharma companies
Finance			Shinhan Financial Group	Second largest bank in Korea
Information Technology			Nortel Networks Corp. Hirose Electric Co. Ltd.	Global internet and communications provider. Top-10 Global Connector manufacturer (5% market share)

The above is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Investing in Technology

In general, investors have limited visibility of future earnings:

- Growth generally driven by innovation and disruption.
- Intense competition, short product cycles, and product obsolescence.
- Significant investments in R&D with uncertain outcomes.

As a result, we look for:

- Low valuation – not paying for current or future prosperity.
- Industry leadership (brand, distribution, and market share) and focus.
- Sustained R&D effort and strong intellectual property portfolio.
- Financial resilience.

	Global Stock Fund					
	U.S.	Europe	Japan	Rest of the World	GSF Total	MSCI World Total
> 3x sales	0.0%	0.0%	0.0%	0.0%	0.0%	2.5%
1.5-3x sales	2.6% P/S eBay 1.92 Synopsys 2.17 Maxim Integrated 2.22	0.0%	0.0%	0.0%	2.6%	5.2%
0.5-1.5x sales	3.9% P/S Hewlett-Packard 0.66 Cadence Design Systems 0.99 Compuware 1.44	2.2% P/S Nokia 0.66 Ericsson 1.03	0.9% P/S Kyocera 0.94	0.0%	7.0%	3.1%
< 0.5x sales	3.4% P/S Xerox 0.23 Motorola 0.32 Computer Sciences 0.33 Tyco Electronics 0.37	1.3% P/S Infineon 0.19 Alcatel-Lucent 0.19	2.9% P/S Sony 0.23 Panasonic Corp 0.25	0.0%	7.6%	1.3%
Total	9.9%	3.5%	3.8%	0.0%	17.2%	12.1%

The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. The securities identified do not represent an account's entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Historical Returns for Global Markets

as of March 31, 2009

Composition of Historical Investment Returns for MSCI World (1998-Today)



20.0%
10.0%
0.0%
-10.0%
-20.0%
-8.0%
4.7%
2.1%
-0.8%
-1.8%
[(P/E Change
x
EPS Change [1])
+
Avg Yield
]
x
Currency
Total Annualized Return

Source: MSCI

Rolling 10-Year Total USD Returns for MSCI World



Rolling 10-Year USD Return Percentages
Mar-80
Mar-82
Mar-84
Mar-86
Mar-88
Mar-90
Mar-92
Mar-94
Mar-96
Mar-98
Mar-00
Mar-02
Mar-04
Mar-06
Mar-08
Mar-09

Source: MSCI

Local Total Return = (P/E Change x EPS Change) + Yield

Total Annualized Return (USD Return) = (Local Total Return) x (Currency Impact)

This illustration does not reflect the current or future performance of any Dodge & Cox Fund and is for illustrative purposes only. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Current Valuations for MSCI World

as of March 31, 2009

Current P/E



40x
30x
20x
10x
0x
P/E Ratio
1996
1998
2000
2002
2004
2006
2008
21x
12x

Normalized 5-Year P/E*



40x
30x
20x
10x
0x
Normalized 5-Year P/E Ratio
2000
2001
2002
2003
2004
2005
2006
2007
2008
25x
10x

Current Dividend Yield



5%
4%
3%
2%
1%
0%
Dividend Yield
1996
1998
2000
2002
2004
2006
2008
3.9%
2.2%

Observation

- Valuations—whether they are measured by Current P/E, Normalized 5-Year P/E or Dividend Yield—are attractive in relation to historical averages.

Sources: MSCI, Bloomberg LP ■ = Historical Average ■ = Current

* Normalized 5-Year P/E is calculated based on a five-year normalized earnings figure.

Outlook for Global Markets

Looking Forward

Starting point is an important factor in future returns. Given the low valuation starting point today, the outlook for returns appears favorable.

Selected 5-Year (3/31/09 to 3/31/2014e) Earnings Growth Scenarios

A) Assume the MSCI World Index repeats its worst 5-year period (October 1997 to 2002) of earnings decline since 1996: **-5.8% *Earnings Growth.***

B) Assume no growth in earnings from 2008 levels: **0% *Earnings Growth.***

C) Assume earnings grow at the long-term average rate experienced over the 12-year period from 1996 to March 2009: **+4.9% *Earnings Growth.***

Selected 5-Year (3/31/09 to 3/31/2014e) Annualized Total Return Scenarios

			If the 2014 P/E of the MSCI World Equals:		
			8x	12x	15x
5-Year Earnings Growth Scenarios	A)	-5.8%	-9.8%	-2.5%	1.8%
	B)	0.0%	-4.5%	3.3%	7.8%
	C)	4.9%	0.0%	8.1%	12.9%

Source: MSCI
3/31/09 MSCI World: Price = $805.2; Trailing 12 Month EPS = $65.01; Trailing 12 Month P/E =12.4x; Dividend Yield = 3.9%

This illustration does not reflect the current or future performance of any Dodge & Cox fund and is for illustrative purposes only. Dodge & Cox does not seek to replicate the return of any index. The security, industry weights, and performance of the Global Stock Fund may differ materially from those of the MSCI World.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

MSCI World Index Returns: 1970–2008

as of December 31, 2008



Year with decline greater than 15%
2008
1974
2002
2001
1990
1973
2000
1992
1981
1970
1984
1977
2007
2005
1994
1982
2004
1996
1979
1976
1997
1991
1989
1987
1978
1971
2006
1999
1998
1995
1993
1988
1983
1980
1972
2003
1975
1986
1985
-50%
-40%
-30%
-20%
-15%
-10%
-5%
0%
+5%
+10%
+15%
+20%
+30%
+40%
+50%

What Has Followed the Weakest Years?

Year	Index Decline	Average Annual Return Next Three Years	Average Annual Return Next Five Years
1973	-15%	+4%	+6%
1974	-25%	+15%	+14%
1990	-17%	+11%	+12%
2001	-17%	+7%	+10%
2002	-20%	+19%	+17%
2008	-41%	??	??

Source: MSCI. Returns include reinvestment of dividends. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Valuation Disparities

December 31, 2008

North America: Composite Valuation Dispersion


Very High
High
Normal
Low
Very Low

Europe: Composite Valuation Dispersion


Very High
High
Normal
Low
Very Low

Asia: Composite Valuation Dispersion


Very High
High
Normal
Low
Very Low

Sources: MSCI and Bernstein Analysis

Dodge & Cox Global Stock Fund

Summary of Transactions

	New Purchases	Description	Sales	Description
Consumer Discretionary	Yamaha Motor	Manufactures and sells motorcycles, water vehicles, ATVs, and automotive engines.		
Health Care	Merck & Co., Inc.	9th largest pharmaceutical company in the world.		
Finance	Wells Fargo & Co.*	Operations include Retail Banking, Commercial Banking, Capital Mgmt, and Other.	Shinhan Financial Group	Second largest bank in Korea
Information Technology			Nortel Networks Corp.	Global Internet and communications provider

* *Global Stock Fund has received shares of Wells Fargo & Co. in exchange for shares of Wachovia Corp.*

Portfolio Bank Holdings

as of March 31, 2009

Dodge & Cox Income Fund

Total Portfolio Bank Holdings: 7.25%

Simplified Bank Capital Structure

Bank Level Unsecured Debt (portfolio holdings)

- Senior Bank
- Subordinated Bank (1.08%)
  - Bank of America NA 5.3% due 3/15/17 (0.57%)
  - Wachovia Bank NA[(a)] (WFC) 6.0% due 11/15/17 (0.51%)

Holding Company Unsecured Debt (portfolio holdings)

- Senior Holdco (4.83%)
  - Capital One 6.75% due 9/15/17 (0.80%)
  - Citigroup Inc. 6.125% due 11/21/17 (0.49%)
  - Citigroup Inc. FRN due 5/15/18 (0.74%)
  - Wells Fargo & Co. FRN due 4/23/12 (0.96%)
  - Wells Fargo & Co. FRN due 5/1/13 (1.03%)
  - Wells Fargo & Co. 5.625% due 12/11/17 (0.26%)
  - Wells Fargo & Co. 5.75% due 2/1/18 (0.55%)
- Subordinated Holdco (0.72%)
  - HSBC 6.5% due 5/2/36 (0.25%)
  - HSBC 6.5% due 9/15/37 (0.47%)
- Junior Subordinated
  - Trust Preferred (0.62%)
    - Bank of America 8.0% due 12/15/26 (0.05%)
    - Bank of America 5.625% due 3/8/35 (0.07%)
    - Bank of America 6.625% due 5/23/36 (0.21%)
    - JP Morgan 8.75% due 9/1/30 (0.14%)
    - JP Morgan 5.875% due 3/15/35 (0.06%)
    - JP Morgan 5.85% due 8/1/35 (0.09%)
- Hybrids
- Preferred Stock
- Common Stock

[(a)] *Wachovia Bank NA is a wholly-owned subsidiary of Wells Fargo & Co.*

The above is not a complete analysis of every material fact concerning the securities described. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox's current or future trading activity. Holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.